Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 1, 2007, relating to the consolidated financial statements and financial statement schedule of PerkinElmer, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” and SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”), and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of PerkinElmer, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 27, 2007